Exhibit 99.1

NuCana Announces ADS Ratio Change

Edinburgh, United Kingdom, August 1, 2025 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) (“NuCana” or the “Company”) announces that it will implement the Company’s previously disclosed plans to change the ratio of its American Depository Shares (“ADSs”) to its ordinary shares from one (1) ADS, representing twenty-five (25) ordinary shares, to one (1) ADS representing five thousand (5,000) ordinary shares (the “ADS Ratio”). The change in the ADS Ratio is expected to become effective on August 11, 2025 (the “Effective Date”).

For the Company’s ADS holders, the change in the ADS Ratio has the same effect as a one-for-two hundred reverse ADS split and will have no impact on an ADS holder’s proportional equity interest in the Company. The change in the ADS Ratio is intended to further support the liquidity in the Company’s ADSs and to enable the Company to regain compliance with the Nasdaq minimum bid price requirement. On the Effective Date, registered holders of the Company’s ADSs held in certificated form will be required on a mandatory basis to surrender their certificated ADSs to Citibank, N.A., the depositary bank (the “Depositary”), for cancellation and will receive one (1) new ADS in exchange for every two hundred (200) existing ADSs surrendered. Holders of uncertificated ADSs in the Direct Registration System (DRS) and The Depository Trust Company (DTC) will have their ADSs automatically exchanged and need not take any action. The exchange of every two hundred (200) then-held (existing) ADSs for one (1) new ADS will occur automatically at the Effective Date, with the then-held ADSs being cancelled and new ADSs being issued by the Depositary. The Company’s ADSs will continue to be traded on The Nasdaq Capital Market under the ticker symbol “NCNA.”

The change in ADS Ratio will affect all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity, except to the extent that the ratio change will result in a shareholder owning fractional ADSs. No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the Depositary, and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes, and expenses) will be distributed to the applicable ADS holders by the Depositary.

As a result of the change in the ADS Ratio, the ADS trading price is expected to increase proportionally, although the Company can give no assurance that the ADS trading price after the change in the ADS Ratio will be proportionally equal to or greater than the previous ADS trading price prior to the change or that the change in the ADS Ratio will have any effect on the liquidity in the Company’s ADSs.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, they have significant shortcomings that limit their efficacy and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome the key limitations of nucleoside analogs and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-7738 and NUC-3373. NUC-7738 is a novel anti-cancer agent that disrupts RNA polyadenylation, profoundly impacts gene expression in cancer cells and targets multiple aspects of the tumor microenvironment. NUC-7738 is in the Phase 2 part of a Phase 1/2 study which is evaluating NUC-7738 as a monotherapy in patients with advanced solid tumors and in combination with pembrolizumab in patients with melanoma. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent. NUC-3373 is currently being evaluated in a Phase 1b/2 modular study (NuTide:303) of NUC-3373 in combination with the PD-1 inhibitor pembrolizumab for patients with advanced solid tumors and in combination with docetaxel for patients with lung cancer.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of the Company. All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned change in the ADS Ratio and its potential impact on the ADS trading price and on liquidity in the Company’s ADSs; the Company’s ability to regain and maintain compliance with Nasdaq’s minimum bid price requirement and other continued listing requirements of The Nasdaq Capital Market; the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-7738 and NUC-3373; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; the utility of prior non-clinical and clinical data in determining future clinical results; and the sufficiency of the Company’s current cash and cash equivalents to fund its planned operations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (“SEC”) on March 20, 2025, and subsequent reports that the Company files with the SEC, including, for the avoidance of doubt, any “Supplemental Risk Factors” filed with our Form 6-Ks from time to time. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131-357-1111

info@nucana.com

ICR Healthcare

Chris Brinzey

+1 339-970-2843

Chris.Brinzey@ICRHealthcare.com